

March 21, 2012

Via Email
Mr. Stacy J. Smith
Senior Vice President and Chief Financial Officer
Intel Corporation
2200 Mission College Boulevard
Santa Clara, California 95054

> **Re: Intel Corporation**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **File No. 000-06217**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 8-K dated January 19, 2012, filed January 20, 2012

1.   We note that you present non-GAAP measures for revenues, gross margin, operating income, net income and earnings per share on page 2 of exhibit 99.1, but that you did not use a title for each measure that clearly distinguishes it from its directly comparable GAAP measure. Instead we note that you simply used an asterisk cross-referenced to a footnote at the bottom of the page to tell investors that the amount presented in each bullet point is a non-GAAP measure. Tell us how this presentation complies with Items 10(e)(1)(i)(A) and 10(e)(1)(ii)(E) of Regulation S-K. Otherwise, please confirm that in future filings you will revise your presentation of non-GAAP measures to fully comply with those requirements.

Form 10-K for the year ended December 31, 2011

Item 1. Business, page 1

2.   To the extent that recent developments in the supply of and access to rare earth metals
        have affected or are likely to affect your business, provide the disclosure required by Item
        101(c)(1)(iii) of Regulation S-K. In addition, if access to rare earth metals by you, your
        suppliers or customers creates uncertainties or risks for your business, please provide risk
        factor or trends disclosure pursuant to Items 503(c) and 303 of Regulation S-K.

Third parties may attempt . . ., page 15

3.   We note that at a press event on March 6, 2012, Diane Bryant, your Vice President and
        General Manager, Data Center and Connected Systems Group, stated that "the [IT and
        security] environment we are all living in just continues to increase in intensity. The
        number of attacks to our environment is doubling every year. The sophistication of those
        attacks is getting more intense." Please tell us what consideration you gave to including
        disclosure describing these particular characteristics of your security environment and the
        implications of such rapid and significant increases in the threats to that environment.
        Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at
        http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional
        information.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
23

Results of Operations, page 29

4.   Please tell us and, in your future filings provide, a clear and quantified discussion of the
        underlying material causes of changes in your overall net revenues and overall gross
        margins, as well as similar changes in related segment results. We note in this regard that
        your current disclosure merely refers to general causes such as *significantly higher*
        platform average selling prices or *slightly higher* platform unit sales, but does not explain
        the reasons for these changes or quantify how each factor contributed to the period over
        period increases. Refer to the instructions to Item 303 of Regulation S-K and section
        III.B.4 of SEC Interpretive Release No. 33-8350.

5.   As a related matter, we note your disclosure on page 13 that your financial results,
        including average selling prices, are affected by the "mix of microprocessors" and "mix
        of other products" sold. With a view toward clarified disclosure, please tell us how the
        classes of products you mention affect average selling prices and the affect each class has
        on margins. Also tell us, with a view toward disclosure, where your document includes
        the three-year revenue history of those classes and the effect of new product introductions
        on product mix during the periods presented. See Regulation S-K Item 101(c)(1)(i).

Financial Statements

Note 30: Operating Segment and Geographic Information, page 92

6.   Tell us where you have disclosed the amount of depreciation, depletion, and amortization expense included in each segment's results as required by FASB ASC 280-10-50-22. While you disclose that your CODM does not evaluate operating segments using discrete asset information, we note that one of the measures used to evaluate segment results is operating income (loss), of which depreciation and amortization expense is a component. If you concluded that the disclosure was not required, please tell us why and explain how you considered ASC 280-10-55-12 through 55-15 in reaching your conclusion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Julie Sherman at (202) 551-3640 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or me at (202) 551-3528 with any other questions.

                                        Sincerely,

                                        /s/ Amanda Ravitz

                                        Amanda Ravitz
                                        Assistant Director